Arl 3/25/2004

04017505

STATES
:HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29149

RECEIVED FEB 2 7 2004 187 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GECC CAPITAL MARKETS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Summer Street
(No. and Street)

Stamford	CT.	06927
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allen Wallace (203) 357-4194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

3001 Summer Street	Stamford	CT.	06927
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALLEN E. WALLACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GECC CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN M. OSTLUND
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2004

Signature

Senior VP & Director of Compliance
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GECC CAPITAL MARKETS GROUP, INC.

(a wholly-owned subsidiary of General Electric Capital Corporation)

Financial Statements

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

The Board of Directors
GECC Capital Markets Group, Inc.:

We have audited the accompanying statement of financial condition of GECC Capital Markets Group, Inc. (a wholly-owned subsidiary of General Electric Capital Corporation) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GECC Capital Markets Group, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

GECC CAPITAL MARKETS GROUP, INC.

(a wholly owned-subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2003

Assets

Non-interest bearing deposit with the National Association of Securities Dealers, Inc.	$	40,487
Investment in money market account (note 1)		1,255,402
Prepaid expenses and other assets		381,715
Fees receivable from affiliate		1,503,003
Receivable from Parent, net (note 2)		82,831,229
Total assets	$	86,011,836

Liabilities and Stockholder's Equity

Liabilities

Liabilities (note 2)	$	—

Stockholder's Equity

Stockholder's equity (note 3):		
Common stock of $1 par value; authorized and issued 1,000 shares		1,000
Additional paid-in capital		1,499,000
Retained earnings		84,511,836
Total stockholder's equity		86,011,836
Total liabilities and stockholder's equity	$	86,011,836

See accompanying notes to financial statements.

GECC CAPITAL MARKETS GROUP, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Operations

Year ended December 31, 2003

Revenues:		
Commissions and fees (note 2)	$	9,463,567
Interest on receivable from Parent (note 2)		2,050,542
Interest and other income		353,093
Total revenues		11,867,202
Expenses (note 2):		
Registration and license fees		479,251
Total expenses		479,251
Income before income taxes		11,387,951
Income tax expense (note 2)		4,503,934
Net income	$	6,884,017

See accompanying notes to financial statements.

GECC CAPITAL MARKETS GROUP, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2002	$	1,000	1,499,000	77,627,819	79,127,819
Net income		—	—	6,884,017	6,884,017
Balance at December 31, 2003	$	1,000	1,499,000	84,511,836	86,011,836

See accompanying notes to financial statements.

GECC CAPITAL MARKETS GROUP, INC.

(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	6,884,017
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in non-interest bearing deposit with the National Association of Securities Dealers, Inc.		(32,329)
Increase in prepaid expenses and other assets		(45,444)
Increase in fees receivable from affiliate		(1,503,003)
Increase in receivable from Parent, net		(5,287,648)
Net cash provided by operating activities		15,593
Cash flows from investing activities:		
Increase in investment in money market account (note 1)		(15,593)
Net cash used in investing activities		(15,593)
Cash flows from financing activities		—
Net cash from financing activities		—
Net change in cash		—
Cash at beginning of year		—
Cash at end of year	$	—

No cash was paid directly by the Company during 2003 for interest or income taxes (see note 2).

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GECC Capital Markets Group, Inc. (the "Company") is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC" or the "Parent"). The Company was incorporated on February 15, 1983 to provide various investment banking services and is a registered broker and dealer in securities registered under the Securities Exchange Act of 1934. The Company's principal operations consist of (i) developing new sources of equity finance, (ii) providing debt placement services and (iii) arranging equity syndications. These activities are primarily performed on behalf of GECC and its affiliates.

The Company's minimum net capital requirement is $100,000.

(b) Investment in Money Market Account

The investment in money market account, which represents institutional shares in a cash management fund and is payable on demand, is carried at cost which approximates fair value. For purposes of the statement of cash flows, the investment in money market account is considered an investment rather than a cash equivalent.

(c) Income Taxes

General Electric Company, the ultimate parent of GECC, files a consolidated U.S. federal income tax return which includes the Company's results of operations. The Parent allocates to the Company an amount of income tax expense or benefit attributable to the Company's stand-alone operations as though the Company filed separate income tax returns determined in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The outstanding balances of current income taxes payable are included in the net balance receivable from Parent (see note 2).

(d) Commissions and Fees

Commissions and fees are recognized in income as earned, which is generally when related services have been completed. The Company earns such revenues by providing financial advisory services and facilitating and executing debt placement, syndication and other sources of equity financing.

(e) Use of Estimates

Preparing financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and related disclosure. Actual results could differ from those estimates.

(2) Related Party Transactions

Commissions and fees are earned by the Company for services rendered in connection with various transactions with affiliates. Substantially all commissions and fees are earned from such services.

The Company has, from time to time, performed services for affiliates for which the Company has received no compensation and incurred no direct costs. In such situations, the financial effects of these transactions are fully absorbed by GECC and, therefore, are not reflected in the Company's financial statements. Additionally, expenses relating to occupancy, compensation, benefits and other costs are incurred by GECC on behalf of the Company. No separate management fee is charged to the Company in respect of these items. Because of these transactions and the significance of activities performed on behalf of GECC, the Company's financial position and results of operations would be different if it operated independently of GECC.

The balance of the receivable from Parent includes cash deposited with the Parent resulting from commissions and fees earned, net of balances due from the Company to GECC, has no fixed maturity and earns interest at a stated intercompany loan rate set by GECC Treasury, which averaged approximately 3.7% during the year. Expenses recognized by the Company, including state and federal income taxes and other expense assessments, are paid by the Parent on behalf of the Company and settled periodically as a reduction of the intercompany receivable. As of December 31, 2003, the Company has accumulated federal and state income taxes payable of $3,706,778 and $797,157, respectively, included within the balance of the net receivable from Parent.

(3) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the aggregate indebtedness method. Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Also, the Company may be required to reduce its business or may be prohibited from expanding its business if its ratio of aggregate debt indebtedness to net capital exceeds 10 to 1.

In addition, as a securities broker and dealer, the SEC requires the Company to maintain a minimum net capital level. At December 31, 2003, the Company had net capital of $1,230,294 computed in accordance with Rule 15c3-1, which was $1,130,294 in excess of the minimum net capital requirement.

Schedule I

GECC CAPITAL MARKETS GROUP, INC.

(a wholly-owned subsidiary of General Electric Capital Corporation)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Computation of Net Capital

Total ownership equity from statement of financial condition	$	86,011,836
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		86,011,836
Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
Total capital and allowable subordinated liabilities		86,011,836
Deductions and/or charges:		
Total non-allowable assets from statement of financial condition		84,756,434
Net capital before haircuts on securities positions and other charges		1,255,402
Haircuts on securities		25,108
Net capital	$	1,230,294

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	—
Percentage of aggregate indebtedness to net capital		(a)

Computation of Basic Net Capital Requirement

Minimum dollar net capital required (calculated as 6-2/3% of total aggregate indebtedness)		(a)
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		100,000
Net capital requirement		100,000
Excess net capital	$	1,130,294

(a) Not applicable as there is no aggregate indebtedness as of December 31, 2003.

Note: There is no difference between the above computation and the Company's calculation which was included in Part IIA of Form X-17A-5 as amended, as of December 31, 2003.

See accompanying independent auditors' report.

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Supplemental
Report on Internal Control

The Board of Directors
GECC Capital Markets Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of GECC Capital Markets Group, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications and comparisons, (ii) the recordation of differences required by Rule 17a-13, or (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 18, 2004